Exhibit 11

Pinnacle Entertainment, Inc.

Computation of Earnings Per Share

	For the three months ended September 30,
	Basic		Diluted
	2006	2005	2006	2005
	(in thousands)
Average number of common shares outstanding	48,022	40,812	48,022	40,812
Average common shares due to assumed conversion of stock options	0	0	1,459	2,628

Total shares	48,022	40,812	49,481	43,440

Income from continuing operations	$12,587	$3,758	$12,587	$3,758
Income from discontinued operations, net	9,805	1,284	9,805	1,284

Net income	$22,392	$5,042	$22,392	$5,042

Per share data:
Income from continuing	$0.26	$0.09	$0.25	$0.09
Income from discontinued operations, net	0.21	0.03	0.20	0.03

Net income per share	$0.47	$0.12	$0.45	$0.12

	For the nine months ended September 30,
	Basic		Diluted
	2006	2005	2006	2005
Average number of common shares outstanding	47,464	40,617	47,464	40,617
Average common shares due to assumed conversion of stock options	0	0	1,569	2,160

Total shares	47,464	40,617	49,033	42,777

Income from continuing operations	$66,708	$(6,799)	$66,708	$(6,799)
Income from discontinued operations, net	15,165	5,432	15,165	5,432

Net income	$81,873	$(1,367)	$81,873	$(1,367)

Per share data:
Income from continuing operations	$1.40	$(0.17)	$1.36	$(0.17)
Income from discontinued operations, net	0.32	0.14	0.31	0.14

Net income per share	$1.72	$(0.03)	$1.67	$(0.03)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the condensed consolidated statements of operations.